Callon Petroleum

Company Employee

Savings and Protection Plan

Employer I.D. Number 94-0744280

Plan Number:  002

Audited Financial Statements

Years Ended December 31, 2015 and 2014

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator

Callon Petroleum Company Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

Ridgeland, Mississippi

June 15, 2016

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS
Investments
Participant directed
Pooled separate accounts	$12,238,508	$11,824,645
Guaranteed investment contract	9,130,273	13,124,880
Company stock unit fund	4,146,429	3,900,068
Total investments, at fair value	25,515,210	28,849,593

Receivables
Notes receivable from participants	387,157	389,251
Employer contribution receivable	55,002	58,755
Total receivables	442,159	448,006

Net assets available for benefits, at fair value	25,957,369	29,297,599
Adjustment from fair value to contract value for fully benefit-responsive contract	(179,382)	(647,314)
Net assets available for benefits	$25,777,987	$28,650,285

See accompanying notes.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets

Available for Benefits

Year Ended December 31, 2015

2015
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,263,206
Dividends	801,201
Total investment income	2,064,407

Interest income on notes receivable from participants	16,854

Contributions
Employer – cash	733,850
Employer – stock	269,562
Employee – rollovers	291,019
Employee	938,334
Total contributions	2,232,765
Total additions	4,314,026

Deductions from net assets attributed to
Benefits paid to participants	7,169,109
Deemed distributions	14,365
Administrative expenses	2,850
Total deductions	7,186,324
Net decrease	(2,872,298)

Net assets available for Plan benefits
Beginning of year	28,650,285
End of year	$25,777,987

See accompanying notes.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2015

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first eligibility date of their employment or attainment of age twenty-one while employed. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employee contributions/deferrals. Each participant may make voluntary before-tax or Roth contributions of 1% to 99% of his or her qualified yearly earnings as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations for the current year. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums.

Employer non-matching and matching contributions.  For the year ended December 31, 2015, the Company contributed, in relation to each participating employee’s eligible compensation, a 2.5%  non-matching contribution in cash and a 2.5% non-matching contribution in the form of the Company’s stock unit fund. The Company also made a matching contribution at the rate of 0.625%  in cash for every 1%  that the participant deferred, limited to a maximum matching contribution by the Company of 5%  in cash.

Rollover contributions

At the discretion of the Plan administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a “rollover”. This rollover is accounted for in a “rollover account,” and is 100% vested by the depositing participant. The participant may withdraw amounts in the “rollover account” only when an otherwise allowable distribution is permitted under the Plan.

Participant accounts

Each participant’s account is credited with the participant’s salary deferral, the Company’s matching and non-matching contributions, and an allocation of the Plan earnings thereon. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment options

Participants direct contributions, including employer cash matching and non-matching contributions, into any of the investment options offered by Voya Financial Partners,  LLC, (“Voya”),  the Plan custodian. Participants may change their investment options at any time.

Vesting

Participants are immediately vested in all contributions to the Plan made on their behalf including their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.

Notes receivable from participants

Notes receivable from participants (“loans”) are available to participants at a minimum amount of $1,000.  Loans bear interest at a fixed rate, which is comprised of the U.S. Prime Interest Rate plus a 1% adjustment factor. At  December 31, 2015, the U.S. Prime Interest Rate was 3.25%. Participants have up to five years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 10 years. Participants may repay the loan by having an amount withheld from their compensation each pay period. Each loan is collateralized by the borrowing participant’s vested account balance; however, additional collateral may also be required at the discretion of the Plan administrator. The Plan allows participants to have up to four loans consisting of three regular loans and one residential loan. The maximum amount of any new loans, when added to the outstanding balance of existing loans from

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2015

the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant’s current outstanding balance of loans as of the date of the new loan or (b) one-half of the participant’s vested interest in qualifying investments within the Plan.

Payment of benefits

Benefits in the form of distributions are paid from the vested portion of a participant’s balance (1) upon termination, (2) normal retirement, (3) disability, (4) death of the participant, or (5) under certain, limited circumstances, in-service withdrawals, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and all requirements must be met before requesting a hardship withdrawal. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account (b) receive installments over a period not to exceed the participant’s or beneficiary’s assumed life expectancy or (c) receive a partial withdrawal.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2.  Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and  income recognition

All Plan investments as of December 31, 2015 and 2014 are held by Voya, the Plan custodian. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments bought and sold as well as held during the year are included in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Notes receivable from participants

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits

Benefits are recorded when paid.

Administrative expenses

Certain expenses for maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable and payment of benefits are charged directly to the participant’s account and are

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2015

included in administrative expenses. The participants incurred expense of $2,850 for fees related to the administration of notes receivable from participants and payment of benefits.

Recently issued accounting pronouncements

In June 2015, the FASB issued accounting standards update No. 2015-10, Technical Corrections and Improvements (“ASU 2015-10”). The standard will affect a wide variety of topics in the FASB Accounting Standards Codification (the “Codification”) and is intended to make the Codification easier to understand and easier to apply by eliminating inconsistencies, providing needed clarifications, and improving the presentation of guidance in the Codification. Transition guidance varies based on the amendments in ASU 2015-10 and are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the method of adoption and impact this standard may have on its financial statements and related disclosures.

In July 2015, the Financial Accounting Standards Board (“FASB”) issued accounting standards update No. 2015-12,  Plan Accounting – Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965):  (i.) Fully Benefit-Responsive Investment Contracts, (ii.) Plan Investment Disclosures, and (iii.) Measurement Date Practical Expedient (“ASU 2015-12”). The standard is intended to reduce complexity in employee benefit plan accounting. The guidance in ASU 2015-12 is effective for public entities for annual reporting periods beginning after December 15, 2015. Early adoption is permitted and is to be applied on a  retrospective basis. The Company is currently evaluating the method of adoption and impact this standard may have on its financial statements and related disclosures.

Note 3.  Investments

The following table presents the fair value of the Plan’s investments that represent 5% or more of the Plan’s net assets at December 31, 2015 or 2014.

	2015	2014
Guaranteed investment contract:
Voya Fixed Account	$9,130,273	$13,124,880
Pooled separate accounts:
Fidelity Advisor New Insights Fund - Class A	1,963,714	2,139,003
T. Rowe Price Retirement 2035 Fund*	1,401,430	793,223
Vanguard 500 Index Fund - Admiral Shares**	1,118,390	1,474,837
Other:
Company stock unit fund	4,146,429	3,900,068

*   Balance as of December 31, 2014 did not represent five percent of net assets.

** Balance as of December 31, 2015 did not represent five percent of net assets.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended December 31, 2015 as follows:

Pooled separate accounts	$(683,444)
Company stock unit fund	1,946,650
Net appreciation in fair value of investments	$1,263,206

Note 4.  Company Stock Unit Fund

The value of the Company stock unit fund is a combination of the market value of shares of Callon Common Stock (“Company Securities”) and short-term investments. As of December 31, 2015 and 2014, the Company stock unit fund was made up of 487,540 and 701,114 shares of Company securities and  $80,334 and $78,775 in short-term investments, respectively.

Note 5.  Tax Status of Plan

The trust, established under the Plan to hold the Plan’s assets, is qualified pursuant to the appropriate section of the IRC, and accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the IRS dated September 1, 2014. Although the Plan has been amended since receiving the determination letter, the Plan’s

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2015

administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions at December 31, 2015 or 2014. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2011 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 6.  Related Party Transactions

The investments in pooled separate accounts and the guaranteed investment contract are managed by Voya.  Voya is the custodian of the Plan assets and therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions. Fees paid by the Plan to Voya for certain administrative services totaled $2,850 for the year ended December 31, 2015.

Note 7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 8.  Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, reconciliations are included to reconcile the net assets available for benefits and the net decrease in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$25,777,987	$28,650,285
Employer contribution receivable	(55,002)	(58,755)
Net assets available for benefits per the Form 5500	$25,722,985	$28,591,530

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statement to the Form 5500:

Year Ended
December 31, 2015
Net decrease in net assets available for benefits per the financial statements	$(2,872,298)
Less: Current year employer contribution receivable	(55,002)
Plus: Prior year employer contribution receivable	58,755
Net decrease in net assets available for benefits per the Form 5500	$(2,868,545)

Note 9.  Fair Value Measurements

The fair value hierarchy outlined in the relevant accounting guidance gives the highest priority to Level 1 inputs, which consist of unadjusted quoted prices for identical instruments in active markets. Level 2 inputs consist of quoted prices for similar instruments. Level 3 valuations are derived from inputs that are significant and unobservable, and these valuations have the lowest priority.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Pooled separate accounts  (“PSA”):  PSAs are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds. The accumulated unit value (“AUV”) of a PSA is based on the market value of its underlying

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2015

investments but the PSA AUV is not a publicly quoted price in an active market. Therefore, the AUV is used as a practical expedient to estimate fair value (Level 2).

Guaranteed investment contract (“GIC”):  The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments (Level 2).

Company stock unit fund:  The value of a unit of the Company stock unit fund reflects the combined value of Company common stock, which is valued at the closing price reported on the active market on which the individual securities are traded, and cash held by the fund on the same date. The cash buffer maintained in the Company stock unit fund, which is determined by Voya Retirement Insurance and Annuity Company (“VRIAC”), based on a specific formula, typically ranges between 1% and 3% of the total value of the stock fund, and has a target buffer of 2% (Level 2).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3
Guaranteed investment contract
Fixed account	$-	$9,130,273	$-
Pooled separate accounts
Money market	-	155,082	-
Bonds	-	444,748	-
Asset allocation	-	4,300,480	-
Balanced	-	606,625	-
Large-cap value	-	1,617,521	-
Large-cap growth	-	1,963,714	-
Small/Mid/Specialty	-	1,969,252	-
Global/International	-	1,096,450	-
Real estate	-	84,636	-
Other
Company stock unit fund	-	4,146,429	-
Total assets at fair value	$-	$25,515,210	$-

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3
Guaranteed investment contract
Fixed account	$-	$13,124,880	$-
Pooled separate accounts
Money market	-	265,654	-
Bonds	-	591,769	-
Asset allocation	-	2,757,097	-
Balanced	-	818,103	-
Large-cap value	-	2,129,123	-
Large-cap growth	-	2,139,003	-
Small/Mid/Specialty	-	2,267,557	-
Global/International	-	856,339	-
Other
Company stock unit fund	-	3,900,068	-
Total assets at fair value	$-	$28,849,593	$-

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2015

Note 10.  Guaranteed Investment Contract (“GIC”)

As of December 31, 2015, the Plan maintained one GIC related investment option, the Voya Fixed Account. The contract underlying this investment option is considered to be fully benefit-responsive in accordance with ASC Topic 962. As of December 31, 2015 and 2014, the fair value of the investment in the Voya Fixed Account was $9,130,273 and $13,124,880, respectively.

The average yield for the contract for the year ended December 31, 2015, and the periods of January 1, 2014 through December 18, 2014, and December 19, 2014 through December 31, 2014,  were 1.00%,  3.00% and 1.85%, respectively. The average yield for the interest credited to participants for the contract for the year ended December 31, 2015 and the periods of January 1, 2014 through December 18, 2014, and December 19, 2014 through December 31, 2014, were 1.00%,  3.00% and 1.80%, respectively. The guaranteed minimum crediting interest rate for the contract for the year ended December 31, 2015, and the periods of January 1, 2014 through December 18, 2014, and December 19, 2014 through December 31, 2014, were 1.00%,  3.00% and 1.75%, respectively.  VRIAC makes this guarantee, and although VRIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 1.00% under the current provisions of the GIC investment options for the year ended December 31, 2015.

VRIAC’s  determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

VRIAC, the GIC issuer, has the option to payout the current value of the contract only after completion of five contract years.

Note 11.  Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2015 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

	CALLON PETROLEUM COMPANY
	EMPLOYEE SAVINGS AND PROTECTION PLAN
	Employer Identification Number 94-0744280
	Plan Number: 002
	Schedule H, line 4(i)
	Schedule of Assets (Held at End of Year)
	December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Guaranteed investment contract
*	Voya	Fixed Account**		$9,130,273
		8,950,890.500 units
	Pooled separate accounts
*	Voya	Money Market Portfolio - Class I		155,082
		155,082.210 units

	BlackRock	High Yield Bond Portfolio		103,001
		14,446.112 units

*	VY	PIMCO Real Return Fund - Institutional Class		3,494
		332.401 units

	American Funds	EuroPacific Growth Fund Class R-6		428,731
		9,460.079 units

	Fidelity Advisor	New Insights Fund - Class A		1,963,714
		75,094.242 units

	Eaton Vance	Atlanta Capital SMID-Cap Fund - Class I		590,790
		22,792.837 units

*	Voya	Small-Cap Opportunities Portfolio - Class I		569,793
		22,984.785 units

	Columbia	Mid-Cap Value Fund - Class A Shares		421,686
		30,402.716 units

	Vanguard	Mid-Cap Index Fund - Admiral Shares		270,991
		1,822.159 units

	Vanguard	500 Index Fund - Admiral Shares		1,118,390
		5,933.733 units

*	VY	T. Rowe Price Equity Income Portfolio - Service Class		499,131
		37,755.781 units

	Invesco	Equity & Income Fund A		606,625
		63,058.773 units

	Vanguard	Total International Stock Index Fund - Investor Shares		51,091
		3,525.948 units

	Pioneer	Pioneer Bond Fund - Class K Shares		290,887
		30,587.533 units

*	VY	Oppenheimer Global Portfolio - Initial Class		516,254
		28,728.661 units

	MFS	International New Discovery Fund - Class R5		100,374
		3,534.288 units

	Vanguard	Small-Cap Index Fund - Admiral Shares	99,983
		1,884.693 units

	DFA U.S.	Targeted Value Portfolio - Institutional Class	16,009
		810.603 units

	American Century	Real Estate Fund - Investor Class	84,636
		2,847.765 units

	Vanguard	Total Bond Market Index Fund - Institutional	40,832
		3,837.622 units

	Templeton	Global Bond Fund - Class R6	6,534
		566.659 units

	T. Rowe Price	Retirement 2005 Fund	9,226
		742.240 units

	T. Rowe Price	Retirement 2015 Fund	616,593
		45,072.585 units

	T. Rowe Price	Retirement 2020 Fund	66,639
		3,384.415 units

	T. Rowe Price	Retirement 2025 Fund	833,339
		55,741.738 units

	T. Rowe Price	Retirement 2030 Fund	434,582
		19,925.827 units

	T. Rowe Price	Retirement 2035 Fund	1,401,430
		88,754.286 units

	T. Rowe Price	Retirement 2040 Fund	60,202
		2,666.148 units

	T. Rowe Price	Retirement 2045 Fund	589,562
		38,889.317 units

	T. Rowe Price	Retirement 2050 Fund	68,617
		5,385.939 units

	T. Rowe Price	Retirement 2055 Fund	220,229
		17,327.237 units

	T. Rowe Price	Retirement 2060 Fund	61
		6.285 units

		Total pooled separate accounts	12,238,508

*	Voya	Company stock unit fund	4,146,429
		240,729.789 units
		Total investments	25,515,210

*	Notes receivable from participants	4.25% to 4.75% fixed rate interest, maturity of up to 5 years, with residential loans maturing in 10 to 30 years	387,157

			$25,902,367

*Denotes party-in-interest
**Contract value totals $8,950,891

Note: Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY

(Registrant)

.
June 15, 2016	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
Chief Financial Officer, Senior Vice President
and Treasurer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of HORNE LLP , independent registered public accounting firm